SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR ANNOUNCES NEW ROUTE TO BRINDISI

                    AND EXTRA FLIGHTS TO SUMMER DESTINATIONS

Ryanair, Europe's No. 1 Low Fares Airline, today (Thursday, 11th March 2004) announced a new route from London Stansted to Brindisi in Italy and extra flights to attractive Summer destinations in Europe. The new route with daily flights to Brindisi will commence on 29th April with one-way fares from only GBP29.99 (including tax).

Ryanair is increasing the frequency on the following summer destinations from
London:

From Stansted to:    Current            Effective from April 29th,
                                        2004

Palermo              1 daily flight     2 daily flights

Pisa                 2 daily flights    3 daily flights

Carcassonne          1 daily flight     2 daily flights

Nimes                1 daily flight     2 daily flights

Jerez                1 daily flight     2 daily flights

Kerry                1 daily flight     2 daily flights

From Gatwick to:

Dublin               5 daily flights    6 daily flights

As previously indicated, as part of the ongoing process of reviewing destinations, which have underperformed the route from London Stansted to Groningen will cease on the 28th of April, 2004.

Ryanair Sales & Marketing Manager for Europe, Sinead Finn, said;

        "Due to phenomenal demand for our recently launched Bari route, we are now increasing our routes to the Italian Region of Puglia with a new daily route from London to Brindisi from April 29th, 2004.

        "I am happy also to announce that we are increasing daily flights to popular destinations in Italy, France, Spain & Ireland due to increased demand from our English consumers. This summer our passengers will have an even greater choice of Ryanairs low fares to these attractive destinations.

        "Seats are available to Brindisi now from as little as GBP29.99
         (one-way, including taxes), we urge customers to book immediately on www.ryanair.com.

        "Ryanair is No 1 for low fares, No1 for routes, No 1 for punctuality and No 1 for customer service".

Timetable:

FLIGHT NUMBER           ROUTE          FLIGHT TIMES       AIRCRAFT

   FR 4976        London -Brindisi      1710-2100      Boeing 737 800

   FR 4977         Brindisi-London      2125-2320      Boeing 737 800

Ryanair is Europe's largest low fares airline with 147 low fare routes across 16 countries. Ryanair operates a fleet of 69 aircraft, with firm orders for up to a further 107 new Boeing 737-800s, which will be delivered over the next 5 years. Ryanair currently employs a team of 2,200 people and expects to carry over 23 million scheduled passengers in the current year.

Ends.     Thursday, 11th March 2004

For further information

Please contact:    Sinead Finn                     Pauline McAlester

                   Ryanair                         Murray Consultants


                   Tel. +44 1279 666214            Tel. +353 1 4980300

www.RYANAIR.COM - The low fares website



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 March 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director